

August 23, 2010

Mr. Jerome Mahoney
Chief Executive Officer and Chief Financial Officer
B Green Innovations, Inc.
750 Highway 34
Matawan, NJ 07747

> **Re:**   **B Green Innovations, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed March 19, 2010**
> **Form 10-Q for the Quarterly Period ended March 31, 2010**
> **Filed May 17, 2010**
> **File No. 333-120490**

Dear Mr. Mahoney:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page 1

1.   We note that your independent registered public accounting firm has signed their report as Rosenberg, Rich, Berman, Baker and Company. However, it appears that this accounting firm has registered with the Public Company Accounting Oversight Board (PCAOB) as Rosenberg, Rich, Baker, Berman and Company. Please advise and ensure that future references to the firm contain the proper name order.

Balance Sheets, page 3

2.	We note that you are accruing dividends related to your preferred stock. We further note your disclosure in Note 13 on page 27 indicates that the board of directors have not declared dividends on your preferred stock as of yet. Generally, cumulative dividends are not required to be accrued or paid out until officially declared. Please clarify if these dividends have been declared by your board of directors. If not, please tell us the accounting literature that you have cited to accrue these dividends on your balance sheet.

Notes to Financial Statements

3.	We note your disclosures on page 9 that you are focused on acquiring and identifying technologies that address environmental issues, and that your first new products are from recycled tire rubber. In addition, we note that you also continue to support the Interactive Voice Response ("IVR") software. As such, it appears that you have two reportable segments. Please clarify. Also tell us how you considered providing segment disclosures pursuant to ASC 280-10-50.

Form 10-Q for the Quarterly Period ended March 31, 2010

Condensed Balance Sheets, page 1

4.	We note that you have reinstated the conversion rights of your preferred stock in February 2010 as disclosed beginning on page 17. We further note that the conversion price is variable because it is based on the closing bid price of the common stock on the last trading day immediately prior to the date that that notice of conversion is tendered to the company. Please note that a variable conversion rate would result in an unlimited or unknown number of common shares to be issued upon conversion. The issuer might not control settlement by delivering shares in this scenario and, therefore, cash settlement might be presumed and the preferred stock could be classified as temporary equity. Tell us how you considered ASC 480-10-S99-6 related to your presentation of preferred stock on your balance sheet.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief